UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-38049

Azul S.A.
(Name of Registrant)

Edifício Jatobá, 8th Floor, Castelo Branco Office Park
Avenida Marcos Penteado de Ulhôa Rodrigues, 939
Tamboré, Barueri, São Paulo, SP 06460-040, Brazil
+55 (11) 4831 2880
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

This Form 6-K is being furnished by Azul S.A. (the “Company”) to provide information in relation to the number of preferred shares, without par value, of the Company (the “preferred shares”) and the number of common shares, without par value, of the Company (the “common shares”) that have been issued by the Company pursuant to the previously announced capital increases referred to below.

Lessor Capital Increase

As previously disclosed by the Company, as part of the Company’s restructuring and recapitalization transactions, the Company has issued 96,009,988 preferred to the lessors in exchange for the elimination of equity issuance obligations owed to lessors totaling approximately US$525 million (or R$3.1 billion at the agreed exchange rate).

The lessor equity issuance was conducted through a private subscription of preferred shares with preemptive rights for existing shareholders, and the capital increase has been ratified by the board of directors of the Company. As a result, the Company has issued 96,046,184 preferred shares, as further described in the notice to shareholders attached hereto as Exhibit 99.1.

Capital Increase

On February 20, 2025, the Company announced a capital increase through the private subscription of new common shares and new preferred shares with preemptive rights for existing shareholders. On April 9, 2025, the board of directors of the Company ratified this capital increase. As a result, the Company has issued 1,200,000,063 common shares and 152,924 preferred shares, as further described in the notice to shareholders attached hereto as Exhibit 99.2.

Current Issued Share

As of the date hereof, the Company’s issued and outstanding share capital comprise 2,128,965,121 common shares, and 431,949,904 preferred shares (which includes 264,496 preferred shares held in treasury).

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	April 2, 2025 Notice to Shareholders
99.2	April 9, 2025 Notice to Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2025

Azul S.A.

By: /s/ Alexandre Wagner Malfitani
Name: Alexandre Wagner Malfitani
Title: Chief Financial Officer